Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Lithium Americas Corp. (“Lithium Americas” or the “Company”)
300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5

ITEM 2.	Date of Material Change

August 27, 2020

ITEM 3.	News Release

A news release with respect to the contents of this report was issued on August 27, 2020 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

ITEM 4.	Summary of Material Change

On August 27, 2020, the Company announced that it has completed the previously announced transaction with Ganfeng Lithium Co., Ltd (together with its subsidiaries, “Ganfeng Lithium”) in respect of their joint venture company, Minera Exar S.A. (“Minera Exar”) (collectively, the “Transaction”). Minera Exar owns 100% of the Caucharí-Olaroz lithium project (“Caucharí-Olaroz”) currently under development in Jujuy, Argentina.

On closing, Ganfeng Lithium subscribed for new shares of Minera Exar for cash consideration of US$16 million increasing its interest from 50% to 51%, with Lithium Americas owning the remaining 49%. In addition, Lithium Americas received US$40 million in cash from the proceeds of a non-interest-bearing loan from Ganfeng Lithium.

ITEM 5.	Full Description of Material Change

On August 27, 2020, the Company announced that it has completed the previously announced Transaction, in which Ganfeng Lithium subscribed for new shares of Minera Exar for cash consideration of US$16 million. Proceeds will be used by Minera Exar for the purpose of advancing the construction and development of Caucharí-Olaroz. On closing, the Company and Ganfeng Lithium own 49% and 51% of Minera Exar, respectively.

In addition, Lithium Americas and Ganfeng Lithium restructured Exar Capital B.V. (“Exar Capital”), a jointly controlled entity which provides funding to Caucharí-Olaroz, to reflect the proportionate ownership of Minera Exar.

As part of the Transaction, Ganfeng Lithium provided US$40 million to Exar Capital in a non-interest-bearing loan. Proceeds of the loan were used, on closing, to repay intercompany loans owing to Lithium Americas in the aggregate amount of US$40 million. The Company also signed an amended and restated shareholder agreement with Ganfeng Lithium and an amended and restated offtake agreement with each of Ganfeng Lithium and

BCP Innovation Pte. Ltd, with the amendments reflecting the updated ownership structure of Minera Exar and related matters.

The purpose of the Transaction includes, but is not limited to, advancement of the construction and development of Caucharí-Olaroz, repayment of intercompany loans owing to Lithium Americas, and improving Ganfeng Lithium’s financial flexibility and position regarding regulatory approvals in China.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
1 (778) 656-5811

ITEM 9.	Date of Report

September 8, 2020

Cautionary Note Regarding Forward-Looking Statements

This report contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this report include, among other things, statements related to: advancing the construction and development of the Caucharí-Olaroz, including timing and budget, completion of construction activities, anticipated productions, and results thereof; the expected benefits from the Transaction; improvement of Ganfeng Lithium’s financial flexibility and position regarding regulatory approvals in China; ability to achieve capital cost efficiencies; capital expenditures and programs, including the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Caucharí-Olaroz project; estimates and development of the mineral resources and reserves; and successful operations of the Ganfeng Lithium co-ownership structure.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, forecasted demand for lithium products, including pricing thereof, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and its Thacker Pass project into production, including results therefrom and timing thereof, the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment, timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the DFS and with respect to construction activities at the Caucharí-Olaroz project, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, that pending patents will be approved, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with Ganfeng Lithium, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company’s position in a competitive environment, and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date the news release announcing completion of the Transaction and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this report, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.